UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25
                                                                SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING
                                                                  CUSIP NUMBER
(Check One): Form 10-K  Form 20-F  Form 11-K   x Form 10-Q  Form N-SAR

          For Period ended: MARCH 31, 1999
          [] Transition Report on Form 10-K
          [] Transition Report on Form 20-F
          [] Transition Report on Form 11-K
          [] Transition Report on Form 10-Q
          [] Transition Report on Form N-SAR
          For the Transition Period Ended:


 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION
FORELAND CORPORATION

Full Name of Registrant
N/A
Former Name if Applicable
143 UNION BOULEVARD, SUITE 210

Address of Principal Executive Office (Street and Number)
LAKEWOOD, COLORADO 80228

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   (b)   The subject annual report, semi-annual report, transition report on
x Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; of the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant recently implemented a number of cost cutting measures that have reduced the personnel available to prepare the result, which resulted in unexpected delays.



PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

             James R. Kruse          801             531-7090
             ----------------     -----------    ----------------
                 (Name)           (Area Code)   (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  o Yes xNo

   The Registrant has not filed the information required in Part 3 of the annual report on form 10-K for the year ended December 31, 1998. The information was not included in the original filing in anticipation of including it in a proxy statement for the 1999 annual meeting of the shareholders of the Registrant.


(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  x Yes oNo

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                FORELAND CORPORATION
                 ------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 17, 1999                       By /s/    N. Thomas Steele, President



                              Three Months Ended
                                   March 31,

                               1999        1998

Revenues(1)                  $           $412,811
                             4,888,31
                             1
Net Loss                     $(1,373,    $(1,017,
                             563)        501)
Net Loss per Common Share    $  (0.15)   $  (0.12)
Weighted Average Number
  of Common Shares           9,697,90    8,520,90
  Outstanding                0           0


(1) Effective August 1998, the Registrant acquired certain refining and transportation assets. Operations for the three months ended March 31, 1999, include activities of this new operating segment while operations for the three months ended March 31, 1998, do not.